

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

<u>Via E-mail</u>
Herbjørn Hansson
Chief Executive Officer
Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

>   **Re: Nordic American Offshore Ltd.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 3, 2014**
>   **CIK No. 0001597659**

Dear Mr. Hannson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please identify the lead underwriter(s) on the prospectus cover page and include the appropriate disclosure in the Underwriting section in your next draft registration statement. Please be advised that depending on the facts and circumstances discussed in your response, we may defer our review of any amendment that does not name the lead underwriter(s).

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present

to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Prospectus Cover Page

4. Please explain the reference to "Exchange Shares" in the fourth paragraph or revise to indicate that you are referring to your common shares.

Prospectus Summary, page 1

5. In the first paragraph, please remove the statement that the summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in the prospectus. If you provide a summary, it should be a complete summary.

6. In the second paragraph, please also indicate that you use the term "NAO" to refer to the Company throughout the document as well.

Our Business, page 1

7. Please briefly explain in the opening paragraph why you believe that an increase in the order book for drilling rigs may create more opportunity for PSVs.

8. Please remove the ticker symbol from the third paragraph of this section.

Our Relationship, page 2

9. Please further balance the disclosure here regarding the relationship you have with NAT to explain that it consists of NAT having a 26% ownership interest in you and that there are no other agreements or advise. The relationship with NAT should be clearly explained. Similarly revise under "Our Relationship," page 34.

10. Please briefly explain here what you mean by your operations are managed by your management team and "members of the NAT Group of Companies."

Our Fleet, page 2

11. Please revise the table by clarifying which vessels operate under time charters and the expiration date of those charters. Revise the table on page 36 in this manner as well.

Competitive Strengths, page 3

12. Please disclose the source of industry data cited in this section.

13. Please provide us with support for your statement in the last full paragraph on page 3 that your charters are "high quality" and briefly describe the characteristics that make them so.

Our Business Strategies, page 3

14. Please remove the subjective characterization of a "strong" balance sheet from the fifth paragraph on page 4 or provide context for this characterization in light of the industry in which you operate. Additionally, please briefly explain what you consider a "moderate use" of leverage.

Expanding our Fleet, page 4

15. Please disclose here Ulstein's ownership percentage in your stock or advise.

Recent and Other Developments, page 4

16. With respect to the credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB, please disclose the interest rate and maximum potential commitment fee payable on undrawn amounts. Similarly revise under "Liquidity and Capital Resources," at page 30.

17. In this regard, please file the agreement evidencing the credit facility as an exhibit to the registration statement.

Cautionary Note Regarding Forward-Looking Statements, page 8

18. We note in the first paragraph on page 8 the reference to forward-looking statements "as defined by U.S. federal securities laws." Please revise here to remove the implication that you may rely on the statutory safe harbor for forward-looking statements, which excludes statements made in connection with initial public offerings and exchange offers.

Risk Factors, page 9

We rely on the oil and gas industry, page 9

19. Please explain in this risk factor where in the demand cycle the oil and gas industries currently are.

Risks Related to Our Relationship with NAT and its Affiliates, page 19

Our relationship with NAT may cause a conflict of interest, page 19

20. Please discuss in greater detail the potential conflicts of interest because of your relationship with NAT and describe the attendant risks. Please also balance the discussion of your relationship with NAT on page 2 accordingly.

21. In this regard, we note that you acquired your initial fleet from a subsidiary of Ulstein Shipping AS, which appears to be a related party. Please add a risk factor discussing the potential conflicts of interest because of your relationship with Ulstein and describe the attendant risks. Please also include the appropriate disclosure in the related party transactions section on page 50 or tell us why this is not appropriate.

Risks Relating to Our Common Stock, page 21

We are incorporated in the Marshall Islands, page 21

22. We are aware of the absence of bankruptcy statutes in the Republic of the Marshall Islands. Please add a risk factor describing the risks of delay in bankruptcy proceedings or the potential that shareholders and creditors may be limited in their rights of recovery through bankruptcy proceedings.

Use of Proceeds, page 23

23. We note that you contemplate using a portion of the net proceeds of the offering for newbuild vessel capital expenditures and vessel acquisitions. Please describe here any newbuild vessel capital expenditures or vessel acquisitions for which you intend to utilize all or a portion of the offering proceeds. To the extent any acquisitions are from related parties, please disclose this and how the cost to you will be determined. If the proceeds of the offering are anticipated to be less than the acquisition costs of additional vessels, please discuss the source of funds to complete these acquisitions. Refer to Item 3.C of Form 20-F.

Capitalization, page 24

24. Please revise to disclose what transactions will be reflected in the column labeled "As further Adjusted." If this column is to give effect to the issuance of common shares, please clarify whether the midpoint of the price range will be used in your calculations, or, alternatively, explain why a different basis might be used.

Management's Discussion and Analysis, page 29

Critical Accounting Policies, page 29

Impairment of Long-Lived Assets, page 30

25. In light of the significant amount of vessels acquired subsequent to the date of the audited balance sheet included in the filing, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze your vessels for impairment under the guidance in ASC 360-10-35. Specifically, please revise to discuss the methods and significant assumptions used by management to determine the fair value of the vessels for purposes of your impairment analysis.

26. We note your disclosures on pages 11 and 15 regarding the fact that the market values of your vessels may fluctuate significantly due to fluctuations in market charter rates. We also note the disclosure on page 11 and elsewhere in the filing which indicates that if the fair market values of your vessels decline, you may not be in compliance with certain covenants in your Credit Facility and other debt agreements that you may enter into. Given the susceptibility of your vessels to significant fluctuations in their market values, please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for any vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

27. We note from the discussion on page 5 that you qualify as an emerging growth company and have chosen to opt out of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies. We also note your disclosure indicating that Section

107 of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Please include similar disclosures in the Critical Accounting Policies section of MD&A.

Liquidity and Capital Resources, page 30

28. We note your disclosure on page 30 indicating that you have the option to acquire a newbuilding contract from Blue Ship Invest AS, or BSI, for the construction of one PSV at the Ulstein shipyard, which expires on February 1, 2014. Please revise to indicate whether you have exercised the option to acquire this newbuilding and disclose the exercise price associated with this newbuilding if it has been exercised. Also, to the extent that you have exercised your option to acquire this newbuilding, please disclose your planned funding source for the acquisition of this vessel.

Expected Break-Even Rates, page 32

29. We note from your disclosure in the first paragraph on page 32 that you expect your cash break-even rate to be about $12,000 per day. We also note that this is based on your budget for vessel operating expenses of $10,000 per day, and estimated general and administrative costs and financial expenses of approximately $2,000 per day. Please tell us and revise your disclosure on page 32 to explain in further detail the methods and significant assumptions used to estimate your vessel operating expenses of $10,000 per day and your administrative and financial expenses of $2,000 per day.

Industry and Market Conditions, page 33

30. Please provide us with a copy of the relevant portion of the materials attributed to Pareto Securities AS. Please also clarify which portions of the discussion in this section are attributed to Pareto Securities and which portions, if any, are your beliefs.

31. Much of the discussion in this section provides comparative industry conditions from 2013 to 2012, which appears to have been a down year for the industry, particularly in the North Sea. Accordingly, please expand your discussion of industry conditions and place current industry and market conditions in context over a longer term or advise. We note by way of example your disclosure on page 3 that PSV utilization rates remain below the peak utilization rates in 2007.

32. Please explain the reasons for the decline in North Sea operations in 2012 and discuss the reasons why you believe demand in this region has improved in 2013.

33. Please describe in greater detail the specifications for PSVs operating in harsh climates such as the North Sea and discuss how this influences pricing for specialized PSV newbuilds. Please also discuss whether trends in the orderbook for PSVs discussed in this section are representative for trends in the orderbook for specialized PSVs.

34. Please explain the reasons why demand for and growth in PSVs appears to deviate from and is outpaced by growth in rig counts.

Business, page 34

History and Development of the Company, page 34

35. We note that you anticipate expanding to areas outside of the North Sea and Barents Sea "in the longer term." Please disclose the anticipated time frame for expanding your operations to West Africa, the Gulf of Mexico, or Brazil. If you have not determined a time frame for expansion, briefly discuss the factors and considerations that you expect will influence your decision whether and when to expand.

Board of Directors and Executive Compensation, page 49

36. We note that you currently have employment agreements with your Executive Chairman and CEO and Chief Financial Officer to be paid an aggregate amount of $350,000 per year. We also note that each of your non-executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors If compensation expense to be paid to these parties following the completion of the offering is expected to materially impact your results of operations, please revise MD&A to discuss the expected expenses to be paid and expensed in your financial statements in connection with these arrangements following the completion of your planned offering.

Certain Relationships and Related Party Transactions, page 50

37. Please disclose the amount of the annual management fee payable to Scandic American Shipping Ltd.

38. We note from the discussion on page 50 that during November 2013 you issued and sold 4,333,566 common shares to NAT for $65 million as part of the Private Placement. As NAT was your principal shareholder at the time of this transaction, please revise the notes to your financial statements to disclose the number of shares issued to NAT and the related proceeds received by the Company as part of the Private Placement. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

Security Ownership of Certain Beneficial Owners and Management, page 51

39. Please name the natural person or persons who exercise voting power and investment power over the common shares held by each of the listed beneficial owners.

Taxation, page 59

Passive Foreign Investment Company Status, page 60

40. The disclosure does not appear to indicate whether or not you believe you currently are a PFIC or if you anticipate being treated as one in the future. Please revise or advise. Similarly, please revise the related risk factor disclosure, as may be applicable.

Audited Financial Statements

41. Please revise to disclose your fiscal year end.

Note 2. Summary of Significant Accounting Policies, page F-4

42. Please revise Note 2 to disclose your planned accounting policy for drydocking expenditures associated with your vessels. Your discussion in the Critical Accounting Policies of MD&A should be similarly revised.

Note 3. Shareholders' Equity, page F-5

43. We note the disclosure indicating that in connection with your private placement, approximately 833,333 warrants were issued to NAT with an exercise price of $15 per share. We also note that the warrants vest in 20% increments at each 10% increase in the volume weighted average price or VWAP, of your common shares between increases of 25% to 65% and the VWAP must be above an exercise level for a minimum of 10 business days with a minimum trading volume of $2.0 million above exercise levels. Please tell us and revise Note 3 to explain how you are valuing and accounting for the warrants issued to NAT in connection with the private placement transaction.

Note 4. Subsequent Events, page F-6

44. Given that the vessels Blue Thunder, Blue Guardian and Blue Protector were delivered to the Company in December 2013, please explain why depreciation of these vessels will not commence until January 2014. If the vessels were not placed into service until January 2014, please revise Note 4 to clearly disclose this.

45. We note from the disclosure included in Note 4 that three of the six vessels acquired from Blue Ship Invest AS were employed on time charter contracts prior to the delivery. We also note that NAO entered into direct agreements with the sellers and the charterers for the assumptions of the charters, called a novation agreement in connection with the vessel acquisitions. Given that these vessels were acquired along with their related charters, please explain to us and in the disclosures provided in MD&A and the notes to your financial statements, why management believed the acquisitions of these vessels did not represent the acquisition of a business pursuant to the guidance outlined in ASC 805-55-4

through 805-55-9. As part of your response and your revised disclosures, please explain the various facts and circumstances considered by management in determining that the acquisition of these vessels and related charters did not represent the acquisition of a business.

46. Please revise the notes to your financial statements to disclose the significant terms of the charter contracts that were acquired in connection with the acquisition of the vessels and also any charter contracts that were entered into subsequent to your acquisition of the vessels.

Other

47. We note from the disclosures included in the notes to your financial statements that various material events have occurred following the balance sheet date that are not reflected in the audited balance sheet as of October 17, 2013. For example, we note that the Company completed a private placement of 16,666,666 common shares for gross proceeds of approximately $250 million, acquired six vessels from Blue Ship Invest AS for an acquisition price of $265.7 million and obtained a $60 million revolving credit facility from a syndicate of lenders of which $30 million in borrowings were outstanding.   Given the significance of these events and transactions in relation to the audited balance sheet for the registrant that has been included in the filing, please revise to include a pro forma balance sheet giving effect to these transactions pursuant to the guidance outlined in Rule 11-01(a)(8) of Regulation S-X. The pro forma balance sheet should be accompanied by detailed footnote disclosures explaining the nature and significant terms of the various transactions that have been reflected in the pro forma balance sheet presentation.

48. We note from the disclosure included on page 29 and elsewhere in the filing that the Company has issued and sold 16,666,666 common shares in a Norwegian private transaction exempt from registration under the Securities Act for proceeds of $243.5 million. If as a result of this transaction, financial information reporting revenues and income for an annual or interim period more current than otherwise required by Item 8 of Form 20-F is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in the registration statement. Please advise or revise as appropriate.

49. Please provide a currently dated consent from the independent registered public accountants in upon filing of your Form F-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Gary J. Wolfe, Esq.
        Seward & Kissel